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December 6, 2004

Securities and Exchange Commission
450 Fifth Street, N.W., Stop 5-6
Washington, D.C. 20549

Re: FIDELITY INVESTMENTS VARIABLE ANNUITY ACCOUNT I
File No: 033-16966

Commissioner:

Pursuant to Rule 477(a), the Registrant hereby respectfully requests that the filing on Form N-4 which was transmitted on December 1, 2004 and described on its cover as Post-Effective Amendment No. 1 (File No. 33-16966) be withdrawn.

Sincerely,

/s/Mark C. Jensen
Mark C. Jensen
Associate General Counsel